Exhibit 3.38(a)

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:35 PM 11/27/2007
FILED 01:07 PM 11/27/2007
SRV 071256245 - 4463175 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

- **First:** The name of the limited liability company is Concrete Acquisition I, LLC
- **Second:** The address of its registered office in the State of Delaware is 615 South Dupont Hwy in the City of Dover, DE 19901. The name of its Registered agent at such address is Capitol Services, Inc.
- **Third:** (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is n/a.")
- **Fourth:** (Insert any other matters the members determine to include herein.) n/a

In Witness Whereof, the undersigned have executed this Certificate of Formation this 27th day of November, 20 07.

By: *[signature]*
Authorized Person(s)

Name: Robert D. Hardy
Typed or Printed